UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Noteholder Letter and Response

On June 6, 2016, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat S.A., responded to a letter, dated May 31, 2016, from certain funds that purport to hold outstanding 7.25% Senior Notes due 2020 of Intelsat Jackson.

Both the noteholder letter and Intelsat Jackson’s response are attached hereto as Exhibit 99.1 and are incorporated herein by reference. Both the prior noteholder letter dated May 13, 2016 and Intelsat Jackson’s response dated June 6, 2016 are included as Exhibit 99.2 and are incorporated herein by reference.

The information contained in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Intelsat S.A.’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

The information contained in this report shall be deemed to be incorporated by reference into the amended and restated Offer to Purchase, dated May 17, 2016 with respect to tender offers for certain notes of Intelsat Jackson.

Exhibits.

Exhibit No.	Document Description

99.1	Letter from Intelsat to Aurelius Capital Management, LP, dated June 6, 2016 and Letter from Aurelius Capital Management, LP to Intelsat, dated May 31, 2016

99.2	Letter from Intelsat to Aurelius Capital Management, LP, dated May 25, 2016 and Letter from Aurelius Capital Management, LP to Intelsat, dated May 13, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K submitted by Intelsat S.A. on May 25, 2016)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: June 6, 2016	By:	/s/ Michelle Bryan
	Name:	Michelle Bryan
	Title:	Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

Exhibits.

Exhibit No.	Document Description

99.1	Letter from Intelsat to Aurelius Capital Management, LP, dated June 6, 2016 and Letter from Aurelius Capital Management, LP to Intelsat, dated May 31, 2016

99.2	Letter from Intelsat to Aurelius Capital Management, LP, dated May 25, 2016 and Letter from Aurelius Capital Management, LP to Intelsat, dated May 13, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K submitted by Intelsat S.A. on May 25, 2016)